October 18, 2024

Robert Arigo
Chief Executive Officer
LuxUrban Hotels Inc.
2125 Biscayne Blvd, Suite 253
Miami, Florida 33137

       Re: LuxUrban Hotels Inc.
           Registration Statement on Form S-1
           Filed October 8, 2024
           File No. 333-282551
Dear Robert Arigo:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note your disclosure on page 4 that as of the date of this prospectus, you have issued or are required to issue to Greenle under the May 2024 waiver modification an aggregate of 20,828,324 additional shares of common stock. Please clarify the status of any shares you are required to issue to Greenle and have not yet issued and why these shares have not yet been issued. To the extent the issuance of such shares are subject to conditions please provide your analysis of why the offering of such shares should not be characterized as a primary offering. For guidance see Compliance and
       Disclosure Interpretations Securities Act Sections Question 139.11. October 18, 2024
Page 2
Risk Factors, page 8

2. We note your disclosure that you will have a hearing with Nasdaq on or about
       October 15, 2024. Please update your disclosure to reflect the results of such hearing as applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Brian L. Ross, Esq.